SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, transactions with securities and derivatives did NOT occur, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: Votorantim Celulose e Papel S/A
Group and Related Persons	(X) Management	( ) Board of Directors	( ) Fiscal Council		() Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type	Total
Shares	Preferred			5	0.00	0.00

Transactions in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)

End Balance
Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type	Total
Shares	Preferred			5	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, transactions with securities and derivatives did NOT occur, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: Votorantim Celulose e Papel S/A
Group and Related Persons	( ) Management		( X ) Board of Directors	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type	Total
Shares	Preferred			3,033	0.00	0.00

Transactions in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)
Buy
Total Buy
Sell
Total Sell
End Balance
Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type	Total
Shares	Preferred			3,033	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Transference of shares from Votocel Filmes Flexíveis Ltda to its controlling holder Votorantim Partricipações S.A.

Company Name: Votorantim Celulose e Papel S/A
Group and Related Persons	( ) Management		( ) Board of Directors	( ) Fiscal Council		(X) Controlling holder
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type	Total
Shares	Common			105,702,450	0.00	0.00
Shares	Preferred			3	0.00	0.00
Transactions in the Month
Securities / Derivatives	Securities Characteristics	Intermediary	Transaction	Day	Quantity	Price	Volume (R$)
			Buy
			Total Buy
			Sell
			Total Sell
End Balance
Securities / Derivatives	Securities Characteristics			Quantity	%
					Same Class and Type	Total
Shares	Common			105,702,450	0.00	0.00
Shares	Preferred			3	0.00	0.00

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer